Bosco Flooring Inc.
                           26 Utkina Street, Apt. 10
                             Irkutsk, Russia 664007

September 12, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

ATTENTION: JENNIFER R. HARDY

Dear Sirs:

Re: Bosco Flooring Inc. - Registration Statement on Form SB-2
    Amendment No. 1 - File No. 333-144509

Further to your letter dated August 8, 2007, concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General

1. PLEASE UPDATE THE FINANCIAL STATEMENTS AND THE AUDITOR'S CONSENT IN THE AMENDED FILING. SEE ITEM 310(G) OF REGULATION S-B.

   We have updated out disclosure to include updated financial statements and related auditor's consent in accordance with Item 310(g) of Regulation S-B.

Termination of the Offering, page 6

2. DISCLOSURE STATES THAT THE OFFERING WILL CONCLUDE WHEN ALL OF THE 2,240,000 SHARES OF COMMON STOCK HAVE BEEN SOLD OR BOSCO FLOORING, INC OR BOSCO IN ITS SOLE DISCRETION DECIDES TO TERMINATE THE REGISTRATION OF THE SHARES. SINCE BOSCO IS RELYING ON RULE 415(A)(1) OF REGISTRATION C UNDER THE SECURITIES ACT FOR THE OFFERING, BOSCO MAY ONLY REGISTER SECURITIES IN AN AMOUNT WHICH AT THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE IS REASONABLY EXPECTED TO BE OFFERED AND SOLD WITHIN TWO YEARS FROM THE REGISTRATION STATEMENT'S INITIAL EFFECTIVE DATE. SEE RULE 415
   (A)(2) OF REGISTRATION C UNDER THE SECURITIES ACT. PLEASE REVISE TO CLARIFY THAT THE OFFERING MUST TERMINATE WITHIN TWO YEARS FROM THE REGISTRATION STATEMENT'S INITIAL EFFECTIVE DATE.

   We have amended the following disclosure to be in accordance with Rule 415(a)(2) of Registration C under the Securities Act, as follows:

   In any event, the offering shall be terminated within two years from the effective date of this registration statement.


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Risk Factors, page7

3. DISCLOSURE INDICATES THAT BOSCO'S SOLE DIRECTOR AND OFFICER, MR. ALEXANDER DANNIKOV, IS NOT A RESIDENT OF THE UNITED STATES. CONSEQUENTLY, IT MAY BE DIFFICULT FOR INVESTORS TO EFFECT SERVICE OF PROCESS ON MR. DANNIKOV IN THE UNITED STATES AND TO ENFORCE IN THE UNITED STATES JUDGMENTS OBTAINED IN UNITED STATES COURTS AGAINST MR. DANNIKOV BASED ON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES SECURITIES LAWS. INCLUDE AS A DISCRETE RISK FACTOR DISCLOSURE OF THE DIFFICULTY THAT INVESTORS MAY HAVE IN EFFECTING SERVICE OF PROCESS ON BOSCO'S SOLE DIRECTOR AND OFFICER IN THE UNITED
   STATES AND IN ENFORCING IN THE UNITED STATES   JUDGMENTS OBTAINED IN UNITED
   STATES COURTS AGAINST HIM BASED ON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES SECURITIES LAWS. FURTHER, IF A SUBSTANTIAL PORTION OF BOSCO'S ASSETS IS LOCATED OUTSIDE OF THE UNITED STATES, PROVIDE COMPARABLE RISK FACTOR DISCLOSURE OF THE DIFFICULTY THAT INVESTORS MAY HAVE IN EFFECTING SERVICE OF PROCESS ON BOSCO AND IN ENFORCING IN THE UNITED STATES JUDGMENTS OBTAINED IN UNITED STATES COURTS AGAINST BOSCO BASED ON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES SECURITIES LAWS.

   We have now included the following risk factor disclosure:

   U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGEMENTS BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS SOLE NON-U.S. RESIDENT OFFICER AND DIRECTOR.

   Our sole director and officer, Alexander Dannikov, is not a resident of the United States. Consequently, it may be difficult for investors to effect service of process on Mr. Dannikov in the United States and to enforce in the United States judgments obtained in United States courts against Mr. Dannikov based on the civil liability provisions of the United States securities laws.

4. DISCLOSURE IN THE MANAGEMENT SECTION INDICATES THAT MR. DANNIKOV SERVES ALSO AS GENERAL MANAGER OF IRKUT CORPORATION. INCLUDE AS A DISCRETE RISK FACTOR DISCLOSURE OF MR. DANNIKOV'S POTENTIAL CONFLICTS OF INTERESTS, INCLUDING THE AMOUNT OF TIME THAT HE IS ABLE TO DEDICATE TO BOSCO AND ITS BUSINESS. WE NOTE THE DISCLOSURE IN THE FOURTH RISK FACTOR THAT BOSCO DEPENDS ON MR. DANNIKOV'S SERVICES FOR THE FUTURE SUCCESS OF ITS BUSINESS.

   We have now included the following additional risk factor disclosures:

   I) BECAUSE OUR SOLE DIRECTOR HAS AN INTEREST IN A COMPANY INVOLVED IN THE SAME INDUSTRY, THERE IS A POTENTIAL CONFLICT OF INTEREST, INCLUDING THE AMOUNT OF TIME HE IS ABLE TO DEDICATE TO BOSCO AND ITS BUSINESS

        Our sole director is associated with another company that is engaged in business activities similar to those to be conducted by us. Potential conflicts of


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        interest may arise in future that may cause our business to fail, including the amount of time he is able to dedicate to our business as well as additional conflict of interests over opportunities presented to our sole director during the performance of his duties. Bosco does not currently have a right of first refusal pertaining to opportunities that come to management's attention where the opportunity may relate to Bosco's proposed business operations.

   II) BECAUSE OUR DIRECTOR HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

        Our president, Alexander Dannikov, intend to devote 30% of his business time to our affairs. It is possible that the demands on Alexander Dannikov from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Alexander Dannikov may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels.

5. THE SECOND RISK FACTOR AND THE BUSINESS SECTION UNDER "AGREEMENT WITH OUR SUPPLIER" REFER TO BOSCO'S MARKETING AND SALES DISTRIBUTION AGREEMENT WITH "BOSSCO-LAMINATE CO., LTD.," AND MARKETING AND SALES DISTRIBUTION AGREEMENT FILED AS EXHIBIT 10.1 REFERS TO "BOSCO-LAMINATE CO., LTD."
   AND "BOSSCO-LAMINATE CO." PLEASE RECONCILE THE DISCLOSURES AND ENSURE THAT THE CORRECT NAME OF THE SUPPLIER IS INCLUDED IN THE PROSPECTUS AND THE EXHIBIT. ADDITIONALLY, ADVISE US WHETHER THE SUPPLIER IS AN
   AFFILIATE OF BOSCO. SEE RULE 405 OF REGULATION C UNDER THE SECURITIES
   ACT FOR THE DEFINITION OF "AFFILIATE".

   We have amended the disclosure in exhibit 10.1 to include the correct
   name of the supplier,   "BOSSCO-LAMINATE CO., LTD.".

   Bossco-Laminate Co., Ltd is not an affiliate of Bosco Flooring, Inc.

Selling Shareholders, page10

6. CONSIDER ADDING DISCLOSURE THAT THE TERM SELLING SHAREHOLDERS INCLUDES THE SELLING SHAREHOLDERS AND THEIR TRANSFEREES, PLEDGES, DONEES, OR THEIR SUCCESSORS.

   We have added the following additional disclosure:

   The term Selling Shareholders includes the selling shareholders and their transferees, pledges, donees, or their successors.

7. CONFIRM THAT NONE OF THE SELLING SHAREHOLDERS IS A BROKER-DEALER OR A BROKER-DEALER'S AFFILIATE.

   We have added the following disclosure:


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   None of the selling shareholders is a broker-dealer; or Broker-dealer's affiliate.

8. STATE THAT BOSCO WILL FILE A PROSPECTUS SUPPLEMENT TO NAME SUCESSORS TO ANY NAMED SELLING SHAREHOLDERS WHO ARE ABLE TO USE THE PROSPECTUS TO RESELL THE SECURITIES.

   We have added the following disclosure:

   We will file a prospectus supplement to name successors to any named selling shareholders who are able to use prospectus to resell the securities.

Directors, Executive Officers, Promoters and Control Persons, page15

9. DISCLOSURE INDICATES THAT MR. DANNIKOV HAS WORKED AS GENERAL MANAGER OF IRKUT CORPORATION SINCE NOVEMBER 2006. EXPAND THE DISCLOSURE TO INDICATE THE AMOUNT OF TIME THAT MR. DANNIKOV DEDICATES TO BOSCO AND ITS BUSINESS.

   We have added the following disclosure:

   Mr. Dannikov devotes 30% of his business time to our affairs. He is responsible for managing our business operations and overseeing day-to-day affairs, including all administrative aspects.

Interests of Named Experts and Counsel, page 18

10.INCLUDE COUNSEL'S ADDRESS AS REQUIRED BY PARAGRAPH 23 OF SCHEDULE A TO
   THE SECURITIES ACT.

   We have included counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

   Daniel C.Masters, our legal counsel, 4490 Philbrook Square, San Diego, CA 92130, has provided an opinion on the validity of our common stock.

Exhibit Index

11.INCLUDE AN EXHIBIT INDEX IMMEDIATELY BEFORE THE EXHIBITS AS REQUIRED BY
   RULE 102(D) OF REGULATION S-B.

   We have included an exhibit index as required by Rule 102(d) of Regulation S-B

Exhibit 5.1

12.COUNSEL MUST CONSENT ALSO TO BEING NAMED IN THE REGISTRATION STATEMENT.
   SEE RULE 436 OF REGULATION C UNDER THE SECURITIES ACT. PLEASE REVISE.



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   We have included our counsel's consent to being named in the registration statement as exhibit 23.2.

Please note that our correct address, postal code and telephone number are the same as stated on our Form SB-2:

26 Utkina Street, apt 10
Irkutsk, Russia 664007
Telephone: 7-3952-681-878
Fax: 7-3952- 701-821
E-mail : boscoflooring@gmail.com






Sincerely,

/s/ Alexander Dannikov
-----------------------
Alexander Dannikov
President